WILSON HOLDINGS, INC.
2700 Via Fortune, Suite 400
Austin, Texas 78746
Telephone: (512) 732-0932

July 28, 2006

VIA EDGARLINK TRANSMISSION AND
FACSIMILE (202) 772-9210

Owen Pinkerton
Senior Counsel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.20549-0303

Re:	Wilson Holdings, Inc
Amendment No.4 to Registration Statement on Form SB-2 (Registration
No. 333-131486)

Dear Mr. Pinkerton:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned registrant of the offering pursuant to the above-captioned Amendment No.4 to Registration Statement hereby respectfully requests that the effective time of the above-captioned Amendment No.4 to Registration Statement, be accelerated to 4:00 p.m. Washington, D.C. time, on August 1, 2006, or as soon thereafter as practicable.

                In addition, Wilson Holdings, Inc. hereby acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Wilson Holdings, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
and

•	Wilson Holdings, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WILSON HOLDINGS, INC.

By: /s/ Daniel Allen
Daniel Allen Chief Financial Officer

cc:	Matt Maulbeck [Staff]
Daniel Gordon [Staff]
Charito A. Mittelman [Staff]
Clark Wilson
Arun Khurana
Don Turner
Tom Wilkinson